UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant:

Avadel Pharmaceuticals plc

2.	Name of Person Relying on Exemption:

ASL Strategic Value Fund, LP

3.	Address of Person Relying on the Exemption:

ASL Strategic Value Fund, LP
C/O Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

4.	Written Material. The following written materials are attached:

Press Release, dated July 14, 2025.

*     *     *

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. ASL Strategic Value Fund, LP (together with its affiliates, “ASL Strategic Value Fund”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by ASL Strategic Value Fund.

PLEASE NOTE: ASL Strategic Value Fund is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

ASL Strategic Value Fund Issues Open Letter to Avadel Shareholders

Urges Shareholders to Vote AGAINST All Director Nominees Amid Governance Failures and Calls for Independent Oversight of Annual Meeting Vote

GREENWICH, Conn. & CHESTERFIELD, Mo. – (BUSINESS WIRE) -- ASL Strategic Value Fund, LP (together with its affiliates, “ASL Strategic Value Fund” or “we”), a significant shareholder of Avadel Pharmaceuticals plc (NASDAQ: AVDL) (“Avadel” or the “Company”), today issued an open letter calling on Avadel’s shareholders to vote AGAINST all of the Company’s director nominees up for election at the 2025 annual general meeting of shareholders scheduled for July 29, 2025 (the “Annual Meeting”).

The full text of the letter is as follows:

Dear Valued Avadel Shareholder:

As you prepare to vote your shares at the upcoming Annual Meeting scheduled to be held on July 29, 2025, we urge you to consider the following additional critically important information and to vote AGAINST all of the Company’s director nominees at the Annual Meeting. If you have already voted, you can change your vote to AGAINST prior to the Annual Meeting by submitting a proxy with a later date (but the proxy must be received by the Company by 10:00 a.m. (Irish Standard Time) on July 28, 2025).

I. VOTE TALLY DISCREPANCIES
“The Math Isn’t Mathing”

We have conducted a thorough review of the Company’s previously reported vote tallies in connection with the election of directors and other proposals over the past five years. Our findings are deeply troubling.

Each year, we believe that we have identified significant inconsistencies in the Company’s reported results and that these discrepancies consistently favor management.

We have compared our shares voted in connection with the Company’s prior annual meetings to the Company’s reported results, noting staggering inconsistencies. Further, it has come to our attention that there is another significant shareholder who independently determined its votes were inaccurately reported. We believe that in the 2024 election alone, over 2 million votes cast AGAINST various directors, and more than 1.6 million votes cast AGAINST the Company’s proposal to approve the executive compensation of the named executive officers, were NOT COUNTED.1 We believe that if all the Company’s prior shareholder votes were audited, the scope of the discrepancies could prove to be even more widespread.

For the Company’s election of directors at its 2023 annual general meeting of shareholders, the Company announced that 99.89% of the outstanding shares entitled to vote were cast, with 99.73% voting in favor of the election of all of the directors.2 This percentage stands in sharp contrast with the 80% of outstanding shares cast in the 2024 election.3 We believe that the Company’s reported 99.73% of votes cast in the 2023 election is mathematically impossible, given that over one million shares under our control, constituting over 1% of the outstanding shares, were not voted.

1 Source: Company filings and based on ASL Strategic Value Fund’s research.

2 Source: Company filings.

3 Source: Company filings.

We believe that this is not an isolated incident. The pattern has repeated itself every year for five consecutive years. While a single error could be dismissed as a mistake (as the Company may claim), we believe that a recurring pattern of this nature seemingly suggests something far more serious: a systemic failure – or worse, deliberate manipulation.

In our open letter to Avadel’s shareholders, dated June 30, 2025 and in a private letter to the Board, dated May 14, 2025, we called for an independent election monitor after the negative experience we experienced in connection with the election of directors at the Company’s 2020 annual general meeting of shareholders, where we believe ASL Strategic Value Fund’s votes were improperly counted.4 In that election, we believe that our approximately 1.28 million shares of the Company’s ordinary shares, which were all voted AGAINST each of the Company’s director nominees, were not counted or accurately reported in the final vote count. It was only after ASL Strategic Value Fund’s counsel contacted the Company about this serious omission that the Company quietly amended its current report on Form 8-K with a corrected vote count.

Therefore, we believe it is reasonable to expect that the Company was well aware of these voting discrepancies, yet the Company has failed to improve their oversight and we continue to see significant voter discrepancies in each of the Company’s annual meetings of shareholders over the past five years.

II. OTHER DISCLOSABLE FACTS

We have also uncovered a number of very troubling facts that should have been disclosed to Avadel’s shareholders. First, we believe that a number of "independent" directors have been receiving additional compensation in the form of option grants for assuming operating roles at the Company on an interim basis. Although this additional compensation is disclosed in the Company’s proxy statement in connection with the Annual Meeting5, we believe this raises concerns about potential "conflicts of interest" involving these directors, given that Avadel’s proxy statement issued in connection with the Annual Meeting does not disclose what this additional compensation relates to. Shareholders deserve full and clear disclosure on this matter prior to the Annual Meeting, so they can assess whether the Company’s directors are genuinely independent or if conflicts of interest exist.

We have also received calls from various Company employees stating that some of the most serious problems with the launch of LUMRYZ revolves around the patient hub. This third-party company is the interface between the patient and the insurance companies, and the patient and the specialty pharmacies. It is essential that this on-boarding of patients operates as smoothly as possible. Unfortunately, we believe that this has not been the case, and the Company has been scrambling to fix these problems. Shareholders should be asking the following questions: (i) how was this third-party vendor selected? (ii) why, after these issues arose, has the Company continued to use this third-party vendor? and most importantly, (iii) are there any conflicts surrounding the use of this vendor? In our view, the Board and management should respond to these questions before shareholders are asked to vote on the election of Avadel’s directors at the Annual Meeting.

4 See ASL Strategic Value Fund’s open letter to shareholders, dated June 30, 2025. https://www.businesswire.com/news/home/20250627862428/en/ASL-Strategic-Value-Fund-Issues-Open-Letter-to-Avadel-Shareholders.

5 Source: Company filings.

We do not come to this point lightly. We have been significant shareholders of Avadel for many years. Our two public letters have been driven by considerable frustration relating to shareholders’ legitimate concerns over the accountability and governance of the Company. In our opinion, Avadel owns a best-in-class drug that should benefit a majority of patients, however, we believe that due to mismanagement and a true lack of accountability, we have witnessed patients failing to be properly on-boarded and a disappointing execution of this drug’s launch. It appears to us that this management team’s failures have significantly impacted revenues, earnings and the Company’s stock price. However, the Company’s current leadership has not been held to account and has been significantly rewarded in total compensation, all while Avadel’s patients and shareholders suffer.

Avadel has two very significant assets in LUMRYZ and the potential recoveries from its lawsuits against Jazz Pharmaceuticals, Inc. We believe that it is long past time that a new strategy be implemented to maximize value for the benefit of all of the Company’s shareowners.

Under our plan, the Company would distribute a contingent value right (“CVR”) to you, the Company’s shareholders, to receive any and all proceeds from the six lawsuits (or potential settlements) currently pending against Jazz Pharmaceuticals, Inc. As a reminder, at the recent Jefferies healthcare conference, Avadel’s CEO stated that just one of these lawsuits (going to trial in 4 months), could bring a recovery in excess of $1 billion.

We have no confidence that the Company’s current leadership and Board are the best stewards for this potential recovery. Additionally, we again call on the Board to immediately retain an investment bank to explore all possible alternatives including the outright sale of the Company.

We believe that the Board has lost all credibility but continues to bear the responsibility of ensuring a fair and transparent election process. We therefore:

1.	Urge all shareholders to vote AGAINST all the Company’s director nominees at the upcoming Annual Meeting.
2.	Call on the Company to appoint an independent election monitor to oversee the Annual Meeting vote, subject to shareholder approval.

The integrity of our corporate governance is at stake. We believe it is important to send a clear message by voting AGAINST all of the Company’s director nominees at the upcoming Annual Meeting.

Sincerely,

Steven Braverman

Managing Partner

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. ASL STRATEGIC VALUE FUND IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. ASL STRATEGIC VALUE FUND IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

About ASL Strategic Value Fund

ASL Strategic Value Fund is a Greenwich, CT based institutional money management firm, employing a disciplined approach to value investing.

Contacts

Steven Braverman
Managing Partner
ASL Strategic Value Fund
203/738-5836

Joseph Jaffoni
JCIR
212/835-8500